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                         [THE QUIZNO'S CORPORATION LOGO]

                                November 13, 2000



Dear Stockholders:

     The Quizno's Corporation is offering to purchase all of the outstanding shares of its common stock (the "Shares") from existing stockholders for a purchase price of $8.00 per Share, net to the Seller in cash. The offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date of the offer not less than 51% of the then outstanding Shares, on a fully diluted basis, other than Shares beneficially owned by Richard E. Schaden, the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, Richard F. Schaden, Vice President, Secretary and a Director of the Company, and
Frederick H. Schaden, a Director of the Company. The Company reserves the right to waive this and all other conditions to the offer.

     The Board of Directors of the Company believes that the public trading market for the Shares has been and will continue to be characterized by low prices and low trading volume. The overall purpose of the offer is to increase stockholder value. More specifically, the Company is making the offer, among other reasons, because it believes that:


       the offer will provide stockholders with an opportunity to achieve liquidity in cash upon the consummation of the offer; and


       the offer will provide you a premium above recent trading prices;

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

     Depending on the results of the tender offer, the Company may consider implementing a subsequent merger, reverse stock split or other corporate transaction that will result in additional shares not tendered being converted into cash. In such an event, the offer would be the first step in a going-private transaction that would enable Richard E. Schaden, Richard F. Schaden and Frederick H. Schaden to retain the entire equity interest in The Quizno's Corporation.

     On November 9, 2000, the last day the Shares were traded prior to the printing of this letter, the last reported sales price per Share for the Company's common stock on the Nasdaq SmallCap Market was $6.75. Any stockholder tendering Shares directly to the Depositary, whose Shares are purchased in the offer, will receive the net purchase price in cash and will not incur the usual transaction costs associated with open-market sales.

     Neither the Company nor the Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares. However, the Board of Directors has determined that a price of









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$8.00 per Share is fair from a financial point of view and moreover has received an opinion from its financial advisor, Tucker Anthony, that a price of $8.00 per Share is fair from a financial point of view. The Company has been advised that none of Richard E. Schaden, Richard F. Schaden or Frederick H. Schaden intends to tender any Shares pursuant to the offer.

     The offer will expire at midnight, New York City time, on December 11, 2000, unless extended by the Company. If you have any questions or requests for assistance or for additional copies of the Offer to Purchase and the Letter of Transmittal, you may call the Information Agent for the offer, MacKenzie Partners, Inc., at 800-322-2885.


                                   Sincerely,


                                   THE QUIZNO'S CORPORATION

Enclosures

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